EXHIBIT 99.1

B Communications Announces Sale of 4.18% of Bezeq’s Shares

Ramat Gan, Israel - February 2, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announced today that following its February 1, 2016 update with respect to its ownership interest in Bezeq, The Israel Telecommunication Corp. Ltd. (“Bezeq”), it sold through its wholly-owned subsidiary, B Communications (SP2) Ltd. (“SP2”), 115,500,000 Bezeq shares.

The Company is expected to receive gross proceeds of NIS 8.50 per share, or NIS 982 million in the aggregate (approximately $248 million), from the sale on February 1, 2016. The Company, through SP2, will retain a 26.34% ownership interest in Bezeq, following the closing of the transaction.

According to the terms of the Indenture governing the Company's 7⅜% Senior Secured Notes (the “Notes”), the net proceeds from the sale transaction will be deposited in the Company’s “Lockbox Account” and will be subject to other customary conditions and covenants relating to asset sales and release of liens on sold assets. In addition, according to the terms of the Indenture, the Company must make an offer within 365 days to the holders of the Notes to purchase Notes with the proceeds at a cash offer price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase.

“We are very pleased that the transaction succeeded. We acted fast and sold the shares at a minimum discount. We continue to believe in Bezeq’s long term strategy and in our holding in Bezeq. We look forward to strengthening our financial stability and will continue to focus on creating value for our shareholders,” said Doron Turgeman, CEO of B Communications.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp., Ltd. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Philip Carlson / Brad Nelson – KCSA

bcom@kcsa.com / Tel: +1-212-896-1233 / 1217